Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion of our report dated April 15, 2024 in this Registration Statement on Form F-4 of HCYC Holding Company, with respect to our audits of the balance sheets of AlphaTime Acquisition Corp (the “Company”) as of December 31, 2023 and 2022, and the related statements of operations, changes in shareholders’ (deficit)/equity, and cash flows for the years then ended appearing in the Prospectus, which is part of this Registration Statement. Our report contained an explanatory paragraph regarding substantial doubt about the Company’s ability to continue as a going concern.

We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ UHY LLP

New York, New York

November 22, 2024